UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of October 23, 2017, Su Weifeng, a member of the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”), tendered his resignation from the Board; he also resigned as the Company’s Corporate Secretary. His resignation was for personal reasons and was not for any disagreements with the Company’s management or the Board. The Board accepted Su Weifeng’s resignation and thanked him for his years of service on the Company’s behalf. The Board appointed Alex Ng to (i) the Board to fill the vacancy following Mr. Weifeng’s resignation and (ii) discharge duties of the Company’s Corporate Secretary, effective as of October 23, 2017. Mr. Ng joined the Company in July 1 2017 as the Company’s operations manager.

Mr. Ng has been served as the position of corporate secretary of Nova Lifestyle Inc. (NASDAQ: NVFY) from June 2011 to October 2016 and the chief operating officer of a wholly-owned subsidiary of Nova Lifestyle Inc. in Dongguan, the PRC since 2003. He worked in various companies in Hong Kong, Canada and the PRC. Mr. Ng received his Bachelor’s degree in Economics from York University, Canada in 1994. He has also received a Certificate in Securities Course, a Certificate in Technical Analysis Course and a Certificate in Derivatives Course from The Canadian Securities Institute during the period from 1998 to 2002. There is no arrangement or understanding between Mr. Ng and any other persons pursuant to which he was appointed as discussed above. Nor are there any family relationships between Mr. Ng and any executive officers and directors. Further, there are no transactions involving the Company which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

As a result of the foregoing changes, the Board membership is as follows: Huang Jia Dong (Chair), Roy Tan, Shen Cheng Liang, Liu Jun, Alex Ng and a vacancy.

Financial Statements and Exhibits.

Exhibit        Description

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: October 23, 2017